Exhibit 5.2
e-mail:
jcollis@applebyglobal.com
direct dial:
Tel 441 298 3211
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appleby ref:
JC/sde 61158.38
1 March 2006
Cooper US, Inc
600 Travis, Suite 5800
Houston, Texas 77002
USA

Dear Sirs
Cooper Industries, Ltd. (the “Company”)
We have acted as legal counsel in Bermuda to the Company in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Cooper US, Inc. (the “Registrant”), the Company, Cooper B-Line, Inc., Cooper Bussman, Inc., Cooper Crouse — Hinds, LLC, Cooper Lighting Inc., Cooper Power Systems, Inc. and Cooper Wiring Devices, Inc. (collectively (excluding the Registrant) the “Guarantors”) under The Securities Act of 1933 in connection with the offer by the Registrant to exchange (the “Exchange Offer”) up to US $325,000,000 aggregate principal amount of new 5.250% Senior Notes due 2012 (the “Exchange Notes”) for an equal principal amount of its outstanding 5.250% Senior Subordinate Notes due 2012 (the “Original Notes”) and in connection with the related guarantee of the Exchange Notes by the Guarantors.
For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation, as we have considered requisite to this opinion. Unless otherwise defined herein, capitalised terms have the meanings assigned to them in the Subject Agreement.

Assumptions
In stating our opinion we have assumed:
(a)	the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)	the genuineness of all signatures on the Documents;

(d)	the authority, capacity and power of each of the persons signing the Documents (other than the Company in respect of the Subject Agreement);

(e)	that any representation, warranty or statement of fact or law, other than as to the laws of Bermuda, made in any of the Documents is true, accurate and complete;

(f)	that the Subject Agreement constitutes the legal, valid and binding obligations of each of the parties thereto, other than the Company, under the laws of its jurisdiction of incorporation or its jurisdiction of formation;

(g)	that the Subject Agreement has been validly authorised, executed and delivered by each of the parties thereto, other than the Company, and the performance thereof is within the capacity and powers of each such party thereto, and that each such party to which the Company purportedly delivered the Subject Agreement has actually received and accepted delivery of such Subject Agreement;

(h)	that the Registration Statement has been validly authorised and executed by each of the Cooper US, Inc. and the Co Registrants;

(i)	that the Subject Agreement effects, and constitutes legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with its terms, under the laws of the State of New York by which it is expressed to be governed;

(j)	that the Subject Agreement is in the proper legal form to be admissible in evidence and enforced in the courts of the State of New York and in accordance with the laws of the State of New York, and that the Subject Agreement does not create a charge or lien over the assets of the Company under the laws of the State of New York;

(k)	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by the execution of the Subject Agreement or delivery of the Subject Agreement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Subject Agreement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

(l)	that none of the parties to the Subject Agreement maintains a place of business (as defined in Section 4(6) of The Investment Business Act 2003) in Bermuda;

(m)	that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by all of the Directors of the Company as unanimous written resolutions of the Board and that there is no matter affecting the authority of the Directors to effect entry by the Company into the Subject Agreement or to participate in the Exchange Offer as a guarantor not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein;

(n)	that the Company has entered into its obligations under the Subject Agreement in good faith for the purpose of carrying on its business and that, at the time it did so, there were reasonable grounds for believing that the transactions contemplated by the Subject Agreement would benefit the Company;

(o)	that each transaction to be entered into pursuant to the Subject Agreement is entered into in good faith and for full value and will not have the effect of preferring one creditor over another;

(p)	that the records which were the subject of the Company Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Company Search been materially altered;

(q)	that the records which were the subject of the Litigation Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Litigation Search been materially altered; and
Opinion
Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:
(1)	The execution, delivery and performance by the Company of the Subject Agreement, the transactions contemplated thereby including the guarantee by the Company of the Exchange Notes have been duly authorised by all necessary corporate action on the part of the Company.

(2)	The Subject Agreement, which includes the guarantee of the Exchange Notes, has been duly executed by the Company (and constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms).

(3)	No consent, licence or authorisation of, filing with, or other act by or in respect of, any governmental authority or court of Bermuda is required to be obtained by the Company in connection with the guarantee by the Company of the Exchange Notes and the execution, delivery or performance by the Company of the Subject Agreement or to ensure the legality, validity, admissibility into evidence or enforceability as to the Company, of the Subject Agreement.

(4)	The execution, delivery and performance by the Company of the Subject Agreement and the transactions contemplated thereby do not and will not violate, conflict with or constitute a default under (i) any requirements of any law or any regulation of Bermuda or (ii) the Constitutional Documents.

(5)	The statements in the Registration Statement under the headings “Certain Tax Consequences Bermuda Taxation” “ENFORCEMENT OF JUDGEMENTS AND SERVICE OF PROCESS” insofar as they purport to describe the provisions of the laws of Bermuda referred to therein, are accurate and correct in all material respects.

(6)	The choice of the laws of the State of New York as the proper law to govern the Subject Agreement is a valid choice of law under Bermuda law and such choice of law would be recognised, upheld and applied by the courts of Bermuda as the proper law of the Subject Agreement in proceedings brought before them in relation to the Subject Agreement, provided that (i) the point is specifically pleaded; (ii) such choice of law is valid and binding under the laws of the State of New York; and (iii) recognition would not be contrary to public policy as that term is understood under Bermuda law.

(7)	A final and conclusive judgment of a competent foreign court against the Company based upon the Subject Agreement (other than a court of jurisdiction to which The Judgments (Reciprocal Enforcement) Act, 1958 applies, and which does not apply to the courts of the State of New York) under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that:
(i)	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

(ii)	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.
Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

(8)	The financial obligations of the Company under the Subject Agreement rank at least pari passu in priority of payment with all other unsecured and unsubordinated indebtedness (whether actual or contingent) issued, created or assumed by the Company other than indebtedness which is preferred by virtue of any provision of Bermuda law of general application.

Competing priorities between creditors of an insolvent company, which is a company in liquidation in Bermuda, are generally determined in the following order:
(i)	claims of secured creditors under fixed charges rank first in priority;

(ii)	where Section 33(3) of the Employment Act 2000 applies, on the winding up of a company or the appointment of a receiver of a company, the claim of an employee of that company to wages and other payments due under his contract of employment or under the Employment Act 2000 rank second in priority;

(iii)	pursuant to Section 236 of the Companies Act 1981, claims by creditors in respect of taxes owing to the Bermuda Government and rates owing to any municipality, as well as, to the extent not within (ii) above, specified wages accrued and unpaid, holiday remuneration and amounts due under the Contributory Pensions Act 1970 and the Workmen’s Compensation Act 1965, will rank third in priority;

(iv)	claims of secured creditors under floating charges rank fourth in priority; (v) claims by unsecured creditors rank fifth in priority; and

(v)	claims by unsecured creditors rank fifth in priority; and

(vi)	claims in the nature of capital claims (generally the claims of shareholders) or subordinated claims rank last and, amongst themselves, in accordance with the bye-laws of the Company or any shareholders agreement of the Company or the terms of any subordination agreement in the liquidation.
(9)	The appointment by the Company of Cooper US, Inc. as agent for the receipt of any service of process in connection with any matter arising out of or in connection with the Subject Agreement is a valid and effective appointment, if such appointment is valid and binding under the laws of

New York and if no other procedural requirements are necessary in order to validate such appointment.
Reservations
We have the following reservations:
(a)	The term “enforceable” as used in this opinion means that there is a way of ensuring that each party performs an agreement or that there are remedies available for breach.

(b)	We express no opinion as to the availability of equitable remedies such as specific performance or injunctive relief, or as to any matters, which are within the discretion of the courts of Bermuda in respect of any obligations of the Company as set out in the Subject Agreement. In particular, we express no opinion as to the enforceability of any present or future waiver of any provision of law (whether substantive or procedural) or of any right or remedy which might otherwise be available presently or in the future under the Subject Agreement.

(c)	Enforcement of the obligations of the Company under the Subject Agreement may be limited or affected by applicable laws from time to time in effect relating to bankruptcy, insolvency or liquidation or any other laws or other legal procedures affecting generally the enforcement of creditors’ rights.

(d)	Enforcement of the obligations of the Company may be the subject of a statutory limitation of the time within which such proceedings may be brought.

(e)	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the Courts of Bermuda at the date hereof.

(f)	Where an obligation is to be performed in a jurisdiction other than Bermuda, the courts of Bermuda may refuse to enforce it to the extent that such performance would be illegal under the laws of, or contrary to public policy of, such other jurisdiction.

(g)	We express no opinion as to the validity, binding effect or enforceability of any provision incorporated into the Subject Agreement by reference to a law other than that of Bermuda, or as to the availability in Bermuda of remedies, which are available in other jurisdictions.

(h)	Where a person is vested with a discretion or may determine a matter in his or its opinion, such discretion may have to be exercised reasonably or such an opinion may have to be based on reasonable grounds.

(i)	Any provision in the Subject Agreement that certain calculations or certificates will be conclusive and binding will not be effective if such calculations or certificates are fraudulent or erroneous on their face and will not necessarily prevent juridical enquiries into the merits of any claim by an aggrieved party.

(j)	We express no opinion as to the validity or binding effect of any provision in the Subject Agreement for the payment of interest at a higher rate on overdue amounts than on amounts which are current, or that liquidated damages are or may be payable. Such a provision may not be enforceable if it could be established that the amount expressed as being payable was in the nature of a penalty; that is to say a requirement for a stipulated sum to be paid irrespective of, or necessarily greater than, the loss likely to be sustained. If it cannot be demonstrated to the Bermuda court that the higher payment was a reasonable pre-estimate of the loss suffered, the court will determine and award what it considers to be reasonable damages. Section 9 of The Interest and Credit Charges (Regulations) Act 1975 provides that the Bermuda courts have discretion as to the amount of interest, if any, payable on the amount of a judgment after date of judgment. If the Court does not exercise that discretion, then interest will accrue at the statutory rate which is currently 7% per annum.

(k)	We express no opinion as to the validity or binding effect of any provision of the Subject Agreement, which provides for the severance of illegal, invalid or unenforceable provisions.

(l)	A Bermuda court may refuse to give effect to any provisions of the Subject Agreement in respect of costs of unsuccessful litigation brought before the Bermuda court or where that court has itself made an order for costs.

(m)	Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:
(i)	details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

(ii)	details of maters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

(iii)	whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

(iv)	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

(v)	whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Act.
Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda (“overseas companies”) over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.
(n)	In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

(o)	In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.
Disclosure
Except as otherwise provided in this paragraph, this opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority provided that this opinion may be filed as an exhibit to the Registration Statement. This opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change. We hereby consent to the use of our name in the Registration Statement in the context in which it appears.

This opinion is governed by and is to be construed in accordance with Bermuda law.
Yours faithfully
APPLEBY SPURLING HUNTER

SCHEDULE
1.	The entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search on 1 March 2006 at 10.15 a.m. Bermuda Time (the “Company Search").

2.	The entries and filings shown in respect of the Company in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search on 1 March, 2006 at 9.40 a.m. Bermuda Time in respect of the Company (the “Litigation Search”).

3.	Copies of the Certificate of Incorporation, Memorandum of Association and Bye-laws adopted 14 May 2006 for the Company (collectively referred to as the “Constitutional Documents”) together with a Secretary’s Certificate dated 1 March and signed by Terrance Helz, Secretary to the Company (the “Secretary’s Certificate”).

4.	A pdf copy of the unanimous written resolutions of the Board of Directors of the Company effective 2 August 2005 and 3 November 2005 approving the Indenture, the Guarantee and Registration Statement (the “Resolutions”) together with the Secretary’s Certificate.

5.	A pdf copy sent by email on 28 February 2006 by ASmits@ssd.com at 12.30p.m. of the draft Form S4 Registration Statement under the Securities Act of 1933 relating to the registration by Cooper US, Inc. of the Exchange Notes Debt Securities having an aggregate offering price of US$325,000,000 and guaranteed by Guarantors.

6.	A Copy of the executed Indenture dated as of November 8 2005 and made by the Registrant and the Guarantors to JP Morgan Chase Bank, N.A. as

Trustee providing for the issuance of Original Notes and the Exchange Notes (the “Subject Agreement”).